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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70612

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___7/1/2021___ AND ENDING ___12/31/2021___
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Thoma Bravo Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. Riverside Plaza, Suite 2800
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Schwab	**847-507-7885**	**sschwab@thomabravo.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Steven Schwab _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Thoma Bravo Capital Markets, LLC _____ , as of _____ December 31, 2021 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

_____ ꟍꟍꟍꟍꟍꟍꟍꟍꟍꟍꟍ _____
Signature

_____
Chief Compliance Officer
Title

_____
Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)

Statement of Financial Condition

As of December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Table of Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, Illinois 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Thoma Bravo Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thoma Bravo Capital Markets, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 31, 2022

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	14,386,447
Prepaid expenses		32,286
Total Assets	**$**	**14,418,733**

Liabilities and Member's Equity

Due to affiliates	$	2,947,952
Accounts payable and accrued liabilities		923,913
Total Liabilities	**$**	**3,871,865**
Total Member's Equity	**$**	**10,546,868**
Total Liabilities and Member's Equity	**$**	**14,418,733**

The accompanying notes are an integral part of this financial statement.

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the Period from July 1, 2021 (commencement of operations) through December 31, 2021

(1) Business and Organization

Thoma Bravo Capital Markets LLC (the "Company") commenced its operations on July 1, 2021("Commencement of operations"), and received approval from the Financial Industry Authority, Inc ("FINRA") to become a registered broker-dealer under the Security Exchange Act of 1934 as of July 23, 2021("Approval date"). The Company is a Delaware limited liability company established on September 21, 2020 as a wholly owned subsidiary of Thoma Bravo Advisors, LP (the "Parent"). Thoma Bravo LP (the "Affiliate") is a private equity and growth capital firm based in Chicago, Illinois that is under common ownership with the Parent. The Company is approved by FINRA to act as a broker dealer selling corporate debt securities, engage in firm commitment underwritings, provide mergers and acquisitions advisory services ("M&A advisory services"), and engage in private placement of securities. The Company did not engage in firm commitment underwritings during the 6 month period ended December 31, 2021.

(2) Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

(a) Use of Estimates

The preparation of this financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, the Company had $14,386,447 in a cash checking account and had no cash equivalents.

(c) Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. As of December 31, 2021, there were no receivables outstanding.

(d) Prepaid Expenses

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. As of December 31, 2021, the Company had $32,286 of prepaid expenses and other assets included on its statement of financial condition.

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the Period from July 1, 2021 (commencement of operations) through December 31, 2021

(e) Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The M&A advisory services the Company provides include but are not limited to (i) advising and assisting on the development of the structure of a transaction; (ii) assisting with any meetings and communications with any potential counterparties and their representatives; (iii) advising in relation to the negotiation of the financial aspects of a transaction and in relation to the transaction's financial and other terms; and (iv) reviewing balance sheets, financial statements and other related documentation and diligence materials. The Company considers M&A advisory services to form part of a single performance obligation and recognized revenue from services at a point in time when the underlying transaction has successfully closed and the performance obligation is satisfied, at an amount defined by each relevant contract.

(f) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. income tax purposes and any income or loss is generally passed through to the member for federal and state income tax purposes. However, certain state and local jurisdictions assess an entity level tax on unincorporated businesses and such taxes, if any, are recorded as income tax expense.

In accordance with Accounting Standards Codification("ASC") Topic 740, *Income Taxes*, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities.

Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2021. The Company is subject to income tax examination by the Internal Revenue Service, and other jurisdictions, however there are currently no audits in progress. The Company remains subject to U.S. federal and state income tax audits for all periods including and subsequent to 2021.

The Bipartisan Budget Act of 2015 ("BBA") provides that any tax adjustments resulting from partnership audits will generally be determined, as well as any resulting tax, interest, and penalties collected, at the partnership level for tax years beginning after December 31, 2017. The BBA allows a partnership to elect to apply these provisions to any return of the partnership filed for partnership taxable years beginning after the date of enactment (November 2, 2015). The Company may be subject to the provisions of the BBA partnership audit rules due to the fact that the Company's member is a flow-through entity and is considered an "ineligible partner."

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the Period from July 1, 2021 (commencement of operations) through December 31, 2021

    (g)   *Accounting Pronouncements Recently Adopted*

On July 1, 2021, the Company adopted Accounting Standards Update("ASU") 2016-13, Financial Instruments – *Credit Losses* ("Topic 326"), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on this financial statement and related disclosures.

On July 1, 2021, the Company adopted ASU 2019-12 which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of this ASU resulted in the Company not recording allocated amounts of consolidated current and deferred taxes.

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash. The Company maintains its cash in a bank account with a balance that exceeds federally insured limits.

(4) Indemnifications

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

(5) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date this financial statement is available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

(6) Related-Party Transactions

On October 5, 2021, the Company had entered into a "broker services agreement" with its Parent. Under the terms of the agreement the Parent engaged the Company on a non-exclusive basis to provide M&A advisory services to the Parent in connection with services the Parent provides to a number of portfolio funds.

Thoma Bravo Capital Markets, LLC
(A Wholly Owned Subsidiary of Thoma Bravo Advisers, L.P.)
Notes to Financial Statement
For the Period from July 1, 2021 (commencement of operations) through December 31, 2021

(7)   Related-Party Transactions (continued)

On July 15, 2021, the Company entered into an administrative services agreement (the "Agreement") with the Affiliate whereby the Company agrees to pay an allocated share of certain indirect operating costs outlined in the agreement. Such shared costs include but are not limited to personnel, payroll service fees, occupancy costs, use of furniture, equipment, supplies and fixtures, utilities, business travel expenses, insurance premiums, subscription, research materials and any other costs reasonably allocable to the Company. The agreement also provides for the allocation of certain direct costs attributable to the Company, that are paid by the Affiliate on behalf of the Company.

At December 31, 2021, the Company reported $2,947,952 as Due to affiliates in its statement of financial condition, which included $2,784,962 due to the Affiliate, and $162,990 due to Thoma Bravo East, LLC.

(8)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). The Company maintains a minimum net capital requirement of $250,000 pursuant to Rule 15c3-1. As of December 31, 2021, the Company had net capital of $10,514,582 and excess net capital of $10,264,582.

(9)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued. No subsequent events were identified.